

October 30, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Gary G. Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> **RE: Tutor Perini Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-6314**

Dear Mr. Smalley:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ John Cash

     John Cash
     Accounting Branch Chief

     Office of Manufacturing and
     Construction